

July 1, 2021

Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
BANK OF AMERICA CORP /DE/
100 North Tryon Street
Charlotte, North Carolina 28255

Re: BANK OF AMERICA CORP /DE/
Registration Statement on Form S-3
Filed June 25, 2021
File No. 333-257399

Dear Mr. Jeffries:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance